Exhibit 99.1

Guardforce AI Initiates Robotics Solutions Upgrades for Hotels Through Mutual Agreement with Blue Pin

NEW YORK, April 8, 2022 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider, today announced it has entered into a mutual agreement with Blue Pin (HK) Limited (“BP”) to integrate BP’s Guest Services RobotTM (“GSR”) into the Company’s concierge robots (T-series) and co-market the integration within the hotel industry.

BP is a leading software provider specializing in hotel automation technologies. Its flagship solution, GSR, is designed to offer a customizable digital solution that allows hotels to improve guest engagement and daily operations. This integration between Guardforce AI and BP will enable a series of self-services including online booking, check-in, and check-out.

Commencing on April 1, 2022, Guardforce AI began testing the GSR technology in the Asia Pacific region which is well known for entertainment and hospitality. This cooperation with BP allows Guardforce AI to expand the usability and application of its robotic solutions, which can be duplicated in other regions where the Company has operations.

Lei Wang, CEO of Guardforce AI, commented, “This project is an exciting milestone for Guardforce AI as we dive deeper in the hospitality industry and provide enhanced innovative robotic solutions that meet the complex requirements our clients demand. Post-pandemic, there is great potential in the Asia Pacific region’s hospitality industry and this partnership with BP aligns Guardforce AI to benefit from it.”

Gary Leung, CEO of Blue Pin, stated, “For Blue Pin, this agreement with Guardforce AI enables BP to access the expanding Guardforce AI customer base across nine major markets globally to further expand our business beyond Hong Kong. With the assistance from Guardforce AI, we hope to quickly expand our GSR service in other markets beyond the Asia Pacific region.”

A video interview accompanying this press release can be streamed here.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports the high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection.

For more information, visit www.guardforceai.com

Forward Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us

Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Hu Yu

Email : yu.hu@guardforceai.com